                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


            / X /  ANNUAL REPORT PURSUANT TO SECTION 15(d) Of THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                        For the Year Ended June 30, 1994

                                       OR

        /   /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                          Commission File Number 1-483


                               Title of the Plan --


                        INVESTMENT PLAN FOR EMPLOYEES OF
                                MALLINCKRODT GROUP INC.
                      (formally known as IMCERA Group Inc.)


                Name and Address of the Issuer of the Securities
                           Held Pursuant to the Plan --


                               Mallinckrodt Group Inc.
                               7733 Forsyth Boulevard
                            St. Louis, Missouri 63105-1820

                         Investment Plan for Employees
                           of Mallinckrodt Group Inc.


                            Financial Statements and
                             Supplemental Schedules

                            Year ended June 30, 1994




                                    CONTENTS


Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . .2

Financial Statements

Statement of Net Assets Available for Benefits . . . . . . . . . . . . . . .3
Statement of Changes in Net Assets Available for Benefits. . . . . . . . . .5
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .7

Supplemental Schedules

Assets Held for Investment Purposes. . . . . . . . . . . . . . . . . . . . 15
Reportable Transactions. . . . . . . . . . . . . . . . . . . . . . . . . . 16

                                    Signature

The Plan -- Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, the persons who administer the Employee Benefit Plan and who are duly authorized, have caused this annual report to be signed.

               Investment Plan for Employees of Mallinckrodt Group Inc.
                           Employee Benefits Committee

          Signature                   Title                       Date
- -------------------------------------------------------------------------------
ASHOK CHAWLA
- --------------------
Ashok Chawla             Vice President,                    December 20, 1994
                         Strategic Management
BEVERLEY L. HAYES
- --------------------
Beverley L. Hayes        Vice President, Human Resources    December 20, 1994
                         Mallinckrodt Veterinary, Inc.
ROGER A. KELLER
- --------------------
Roger A. Keller          Vice President, Secretary and      December 20, 1994
                         General Counsel
DAVID R. KUPFERER
- --------------------
David R. Kupferer        Vice President, Human Resources    December 20, 1994
                         Mallinckrodt Chemical, Inc.
DOUGLAS A. MCKINNEY
- --------------------
Douglas A. McKinney      Assistant Treasurer                December 20, 1994

MARY J. MONNET
- --------------------
Mary J. Monnet           Vice President, Human Resources    December 20, 1994
                         Mallinckrodt Medical, Inc.
JOHN J. RIORDAN
- --------------------
John J. Riordan          Director,                          December 20, 1994
                         Pension and Profit Sharing Plans
MICHAEL A. ROCCA
- --------------------
Michael A. Rocca         Chief Financial Officer            December 20, 1994

WILLIAM B. STONE
- --------------------
William B. Stone         Vice President and Controller      December 20, 1994
                         (Chairman of the Committee)

                                                                             1

                         Report of Independent Auditors

The Board of Directors
Mallinckrodt Group Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Group Inc. (formerly known as IMCERA Group Inc.) as of June 30, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1994, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.

                                                            ERNST & YOUNG LLP

Chicago, Illinois
October 24, 1994

                                                                               2

               Investment Plan for Employees of Mallinckrodt Group Inc.
                 Statement of Net Assets Available for Benefits
                                  June 30, 1994

                                                                     MGI
                                                       Total      Stock Fund
                                                --------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (744,176
    shares; cost - $20,185,788)                    $ 24,185,720  $24,185,720
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (355,963
      shares; cost - $13,925,571)                    14,882,833            -
    Vanguard/Wellesley Income Fund
      (1,084,734 shares; cost - $19,920,759)         19,210,639            -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company      58,604,000            -
      Metropolitan Life Ins. Company                 14,801,173            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (866,736 units; cost -
    $866,736)                                           866,736      413,077
                                                --------------------------------
Total investments                                   132,551,101   24,598,797
Receivables:
  Loans to participants                               5,472,857            -
  Employer contributions                              7,274,982    1,944,804
  Participant contributions                           1,633,119      497,517
  Interest and dividends                                 14,252        5,763
                                               ---------------------------------
Total receivables                                    14,395,210    2,447,984
                                               ---------------------------------
                                                    146,946,311   27,046,781

LIABILITIES
Amounts owed to (from) other funds                            -      192,812
Employee loans payable                                  306,900       66,637
                                                --------------------------------
Net assets available for benefits                  $146,639,411  $26,787,332
                                                --------------------------------
                                                --------------------------------


                                                   Fixed Income   Balanced
                                                      Fund         Fund

- --------------------------------------------------------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (744,176
    shares; cost - $20,185,788)                    $         -   $         -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (355,963
      shares; cost - $13,925,571)                            -             -
    Vanguard/Wellesley Income Fund
      (1,084,734 shares; cost - $19,920,759)         19,210,639            -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company      58,604,000            -
      Metropolitan Life Ins. Company                 14,801,173            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (866,736 units; cost -
    $866,736)                                           296,327       47,738
                                                --------------------------------
Total investments                                     73,701,500   19,258,377

Receivables:
  Loans to participants                                   46,390            -
  Employer contributions                               2,276,954    1,700,002
  Participant contributions                              205,445      575,852
  Interest and dividends                                   2,872        3,119
                                                --------------------------------
Total receivables                                      2,531,661    2,278,973
                                                --------------------------------
                                                      76,233,161   21,537,350
LIABILITIES
Amounts owed to (from) other funds                    (1,049,221)     794,843
Employee loans payable                                   150,832       59,275
                                                --------------------------------
Net assets available for benefits                    $77,131,550  $20,683,232
                                                --------------------------------
                                                --------------------------------


                                                   S&P 500      Administrative
                                                 Index Fund         Account

- --------------------------------------------------------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (744,176
    shares; cost - $20,185,788)                    $         -   $         -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (355,963
      shares; cost - $13,925,571)                    14,882,833            -
    Vanguard/Wellesley Income Fund
      (1,084,734 shares; cost - $19,920,759)                  -            -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company               -            -
      Metropolitan Life Ins. Company                          -            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (866,736 units; cost -
    $866,736)                                           109,594            -
                                                --------------------------------
Total investments                                    14,992,427            -

Receivables:
  Loans to participants                                       -    5,426,467
  Employer contributions                              1,353,222            -
  Participant contributions                             354,405            -
  Interest and dividends                                  2,498            -
                                                --------------------------------
Total receivables                                     1,710,125    5,426,467
                                                --------------------------------
                                                     16,702,552    5,426,467

LIABILITIES
Amounts owed to (from) other funds                       61,566            -
Employee loans payable                                   30,156            -
                                                --------------------------------
Net assets available for benefits                  $ 16,610,830  $ 5,426,467
                                                --------------------------------
                                                --------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.

               Investment Plan for Employees of Mallinckrodt Group Inc.
                 Statement of Net Assets Available for Benefits
                                  June 30, 1993

                                                                      MGI
                                                       Total      Stock Fund

- ------------------------------------------------------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (653,050
    shares; cost - $16,978,404)                    $ 19,591,500  $19,591,500
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (295,683
      shares; cost - $11,220,870)                    12,551,762            -
    Vanguard/Wellesley Income Fund
      (657,263 shares; cost - $11,662,755)           12,750,893            -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company      56,193,873            -
      Metropolitan Life Ins. Company                 13,689,789            -
      The Ohio National Life Ins. Company               289,651            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (1,542,142 units; cost -
    $1,542,142)                                       1,542,142      318,761
                                                --------------------------------
Total investments                                   116,609,610   19,910,261

Receivables:
  Loans to participants                               4,515,389            -
  Employer contributions                              4,378,273    1,124,227
  Participant contributions                           1,509,762       39,503
  Interest and dividends                                 15,741          761
                                                --------------------------------
Total receivables                                    10,419,165    1,164,491
                                                --------------------------------
                                                    127,028,775   21,074,752

LIABILITIES
Amounts owed to (from) other funds                            -      400,089
Employee loans payable                                  398,652       85,078
                                                --------------------------------
Net assets available for benefits                  $126,630,123  $20,589,585
                                                --------------------------------
                                                --------------------------------



                                                   Fixed Income   Balanced
                                                       Fund         Fund
                                                --------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (653,050
    shares; cost - $16,978,404)                    $          -  $         -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (295,683
      shares; cost - $11,220,870)                             -            -
    Vanguard/Wellesley Income Fund
      (657,263 shares; cost - $11,662,755)                    -   12,750,893
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company      56,193,873            -
      Metropolitan Life Ins. Company                 13,689,789            -
      The Ohio National Life Ins. Company               289,651            -
  The Northern Trust Company Collective Short-
    Term Investment Fund (1,542,142 units; cost -
    $1,542,142)                                         945,326       85,515
                                                --------------------------------
Total investments                                    71,118,639   12,836,408

Receivables:
  Loans to participants                                  55,538            -
  Employer contributions                              1,488,055      999,976
  Participant contributions                             341,077      746,024
  Interest and dividends                                 13,843          379
                                                --------------------------------
Total receivables                                     1,898,513    1,746,379
                                                --------------------------------
                                                     73,017,152   14,582,787
LIABILITIES
Amounts owed to (from) other funds                      156,213     (848,773)
Employee loans payable                                  228,087       35,174
                                                --------------------------------
Net assets available for benefits                   $72,632,852  $15,396,386
                                                --------------------------------
                                                ------------------------------



                                                     S&P 500     Administrative
                                                   Index Fund       Account
                                                --------------------------------
ASSETS
Investments:
  Mallinckrodt Group Inc. common stock (653,050
    shares; cost - $16,978,404)                    $         -   $         -
  Mutual Funds:
    Vanguard Index Trust - 500 Portfolio (295,683
      shares; cost - $11,220,870)                   12,551,762             -
    Vanguard/Wellesley Income Fund
      (657,263 shares; cost - $11,662,755)                   -             -
  Group fixed annuity contracts (cost equals
    contract value):
      Transamerica Occidental Life Ins. Company              -             -
      Metropolitan Life Ins. Company                         -             -
      The Ohio National Life Ins. Company                    -             -
  The Northern Trust Company Collective Short-
    Term Investment Fund (1,542,142 units; cost -
    $1,542,142)                                        192,540             -
                                                --------------------------------
Total investments                                   12,744,302             -

Receivables:
  Loans to participants                                      -     4,459,851
  Employer contributions                               766,015             -
  Participant contributions                            383,158             -
  Interest and dividends                                   758             -
                                                --------------------------------
Total receivables                                    1,149,931     4,459,851
                                                --------------------------------
                                                    13,894,233     4,459,851

LIABILITIES
Amounts owed to (from) other funds                     292,471             -
Employee loans payable                                  50,313             -
                                                --------------------------------
Net assets available for benefits                  $13,551,449   $ 4,459,851
                                                --------------------------------
                                                --------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.
4

               Investment Plan for Employees of Mallinckrodt Group Inc.
            Statement of Changes in Net Assets Available for Benefits
                            Year ended June 30, 1994

                                                                   MGI
                                                      Total      Stock Fund
                                                --------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock           $    349,391  $  349,391
    Mutual funds                                      1,386,390            -
                                                --------------------------------
                                                      1,735,781      349,391
  Interest:
    Loans to participants                               289,836       79,410
    Investments                                       4,653,011       15,263
                                                --------------------------------
                                                      4,942,847       94,673
                                                --------------------------------
Net investment income                                 6,678,628      444,064

Net appreciation (depreciation) in fair value
  of investments                                         85,407    1,640,226

Contributions:
  Employer                                            9,501,934    2,539,654
  Participant                                        18,363,824    5,893,902
                                                --------------------------------
Total contributions                                  27,865,758    8,433,556
                                                --------------------------------

Cash and stock distributed to withdrawing
  participants                                      (14,620,505)  (3,168,344)
Transfers of investment direction                             -   (1,151,755)
                                                --------------------------------
Net increases                                        20,009,288    6,197,747
Net assets available for benefits at beginning
  of year                                           126,630,123   20,589,585
                                                --------------------------------
Net assets available for benefits at end of
  year                                             $146,639,411  $26,787,332
                                                --------------------------------
                                                --------------------------------

                                                    Fixed Income    Balanced
                                                        Fund          Fund
                                                --------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock         $         -      $         -
    Mutual funds                                           -        1,023,196
                                                --------------------------------
                                                           -        1,023,196
  Interest:
    Loans to participants                            107,619           60,972
    Investments                                    4,622,788            8,396
                                                --------------------------------
                                                   4,730,407           69,368
                                                --------------------------------
Net investment income                              4,730,407        1,092,564

Net appreciation (depreciation) in fair value
  of investments                                           -       (1,351,084)

Contributions:
  Employer                                         2,984,674        2,204,201
  Participant                                      6,253,979        4,455,026
                                                --------------------------------
Total contributions                                9,238,653        6,659,227
                                                --------------------------------

Cash and stock distributed to withdrawing
  participants                                   (10,074,517)      (2,326,133)
Transfers of investment direction                     04,155        1,212,272
                                               ---------------------------------
Net increases                                      4,498,698        5,286,846
Net assets available for benefits at beginning
  of year                                         72,632,852       15,396,386
                                               -------------------------------
Net assets available for benefits at end of
  year                                           $77,131,550      $20,683,232
                                               -------------------------------
                                               -------------------------------


                                                    S&P 500      Administrative
                                                  Index Fund       Account
                                               ---------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock           $          -   $         -
    Mutual funds                                        363,194             -
                                               -------------------------------
                                                        363,194             -
  Interest:
    Loans to participants                                41,835             -
    Investments                                           6,564             -
                                                --------------------------------
                                                         48,399             -
                                                --------------------------------
Net investment income                                   411,593             -

Net appreciation (depreciation) in fair value
  of investments                                       (203,735)            -

Contributions:
  Employer                                            1,773,405             -
  Participant                                         3,896,304    (2,135,387)
                                                --------------------------------
Total contributions                                   5,669,709    (2,135,387)
                                                --------------------------------

Cash and stock distributed to withdrawing
  participants                                       (2,153,514)    3,102,003
Transfers of investment direction                      (664,672)            -
                                                 -------------------------------
Net increases                                         3,059,381       966,616
Net assets available for benefits at beginning
  of year                                            13,551,449     4,459,851
                                                --------------------------------
Net assets available for benefits at end of
  year                                             $ 16,610,830   $ 5,426,467
                                                --------------------------------
                                                --------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.

               Investment Plan for Employees of Mallinckrodt Group Inc.
            Statement of Changes in Net Assets Available for Benefits
                            Year ended June 30, 1993

                                                                     MGI
                                                       Total      Stock Fund
                                                --------------------------------
  Dividends:
    Mallinckrodt Group Inc. common stock            $    258,343   $   258,343
    Mutual funds                                         921,372             -
                                                --------------------------------
                                                       1,179,715       258,343
  Interest:
    Loans to participants                                278,369        90,440
    Investments                                        5,320,209        12,147
                                                --------------------------------
                                                       5,598,578       102,587
                                                --------------------------------
Net investment income                                  6,778,293       360,930
Net appreciation (depreciation) in fair value of
  investments                                            211,392    (1,671,941)

Contributions:
  Employer                                             6,267,839     1,699,574
  Participant                                         16,788,087     4,700,757
                                                --------------------------------
Total contributions                                   23,055,926     6,400,331

Cash and stock distributed to withdrawing
  participants                                       (10,477,002)   (1,536,020)
Transfers of investment direction                              -      (122,638)
Transfers to other plans                              (4,329,095)   (1,020,401)
                                                --------------------------------
Net increases (decreases)                             15,239,514     2,410,261
Net assets available for benefits at beginning of
  year                                               111,390,609    18,179,324
                                                --------------------------------
Net assets available for benefits at end of year    $126,630,123   $20,589,585
                                                --------------------------------



                                                    Fixed Income    Balanced
                                                       Fund           Fund
                                                --------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock            $          -  $         -
    Mutual funds                                               -      636,204
                                                   -----------------------------
                                                               -      636,204
  Interest:
    Loans to participants                                117,544       36,355
    Investments                                        5,297,111        6,415
                                                   -----------------------------
                                                       5,414,655       42,770
                                                   -----------------------------
Net investment income                                  5,414,655      678,974
Net appreciation (depreciation) in fair value of
  investments                                                  -      921,870

Contributions:
  Employer                                             2,186,618    1,325,730
  Participant                                          6,010,234    3,441,993
                                                    ----------------------------
Total contributions                                    8,196,852    4,767,723

Cash and stock distributed to withdrawing
  participants                                        (7,370,905)    (701,314)
Transfers of investment direction                     (3,989,611)   2,218,330
Transfers to other plans                              (2,442,888)    (341,992)
                                                  ------------------------------
Net increases (decreases)                               (191,897)   7,543,591
Net assets available for benefits at beginning of
  year                                                72,824,749    7,852,795
                                                   -----------------------------
Net assets available for benefits at end of year    $ 72,632,852  $15,396,386
                                                   -----------------------------



                                                    S&P 500    Administrative
                                                  Index Fund      Account
                                                --------------------------------
Net investment income:
  Dividends:
    Mallinckrodt Group Inc. common stock            $         -   $         -
    Mutual funds                                        285,168             -
                                                --------------------------------
                                                        285,168             -
  Interest:
    Loans to participants                                34,030             -
    Investments                                           4,536             -
                                                --------------------------------
                                                         38,566             -
                                                --------------------------------
Net investment income                                   323,734             -
Net appreciation (depreciation) in fair value of
  investments                                           961,463             -

Contributions:
  Employer                                            1,055,917             -
  Participant                                         2,635,103             -
                                                --------------------------------
Total contributions                                   3,691,020             -

Cash and stock distributed to withdrawing
  participants                                         (688,625)     (180,138)
Transfers of investment direction                       759,903     1,134,016
Transfers to other plans                               (335,956)     (187,858)
                                                --------------------------------
Net increases (decreases)                             4,711,539       766,020
Net assets available for benefits at beginning of
  year                                                8,839,910     3,693,831
                                                --------------------------------
Net assets available for benefits at end of year    $13,551,449   $ 4,459,851
                                                --------------------------------

SEE NOTES TO FINANCIAL STATEMENTS.
6

               Investment Plan for Employees of Mallinckrodt Group Inc.

                          Notes to Financial Statements


1.  DESCRIPTION OF THE PLAN

GENERAL

This Plan description is provided for general information purposes only. Participants should refer to the November 1993 plan summary which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Group Inc. (the Plan) as supplemented by an Information Bulletin issued as of April 30, 1994, for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970, and has been subsequently amended from time to time to incorporate certain changes in Plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Group Inc. (formerly known as IMCERA Group Inc.) and certain wholly owned subsidiaries and certain union employees at Mallinckrodt Chemical, Inc. (eligible as of April
1993) (jointly referred to as Mallinckrodt or the Company), who are employed in the U.S. or on a U.S. payroll, are eligible to participate in the Plan.
Separate accounts are maintained for each participant. Each participant's account balances are adjusted for contributions, distributions, loans, income, gains and losses. Participants are fully vested in all amounts allocated to their Plan accounts.

The Plan is funded by contributions from participants in the form of after-tax contributions (payroll deductions) of up to 15% of participants' base monthly salaries. The Plan also provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code. The percentage of a participant's base monthly salary which could be contributed on a pre-tax basis (salary reduction contributions) cannot exceed 15%. Total after-tax and pre-tax contributions cannot exceed 15% of a participant's base monthly salary. In addition, for calendar year 1994, salary reduction contributions could not exceed $9,240.

The Plan is also funded by employer contributions of not less than 20% of a participant's eligible contributions. Contributions that do not exceed 6% of a participant's base monthly salary constitute eligible contributions. Mallilnckrodt may make additional discretionary contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations with respect to Mallinckrodt's consolidated net earnings and accumulated earned surplus. Total employer contributions were equal to 87% of participants' eligible contributions for the year ended June 30, 1994, and 68% for the year ended June 30, 1993.

               Investment Plan for Employees of Mallinckrodt Group Inc.

1.  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

Under certain circumstances, participants may transfer their vested benefits from other plans to the Plan.

While Mallinckrodt has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan terminates, participants will be entitled to receive a complete distribution of their undistributed account balance as held in their respective Plan accounts. Because all Plan assets are allocated to Plan participants and a participant's benefit under the plan equals the value of the participant's account balance, the Plan is not subject to the insurance provisions of the Pension Benefit Guarantee Corporation.

Administrative expenses of the Plan are borne by Mallinckrodt.

INVESTMENTS

The Plan's investments, except for certain investments in group annuity contracts discussed below, at June 30, 1994 and 1993, were held by The Northern Trust Company (Northern) under a trust agreement dated March 2, 1988, and amended June 19, 1991. Investments in group annuity contracts were with Transamerica Occidental Life Insurance Company (Transamerica) and Metropolitan Life Insurance Company (Metropolitan) at June 30, 1994, and Transamerica, Metropolitan and Ohio National Life Insurance Company (Ohio National) at
June 30, 1993.

All new contributions to the Fixed Income Fund are invested 75% in the Transamerica contract and 25% in the Metropolitan contract. The contract with Transamerica dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for the contract year beginning January 1, 1949 is 6.25%. The contract with Metropolitan dated October 18, 1991, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for the contract year beginning November 1, 1993 is 6.6%.

The contracts with Ohio National were negotiated under the Coopers Plan before it was merged into the Plan on January 1, 1990. To preserve the previously negotiated interest rates, this contract was maintained under the Plan until its expiration date for the exclusive benefit of former Coopers Plan participants.

               Investment Plan for Employees of Mallinckrodt Group Inc.

1.  DESCRIPTION OF THE PLAN (CONTINUED)

Under the contract with Ohio National, a rate of 8.73% was guaranteed until July 20, 1993 on contributions made between July 20, 1988 and December 31, 1989. The funds in the Ohio National contract were transferred to the Transamerica contract on July 23, 1993.

FUND ASSET VALUATION

Participants' equity in the Plan is valued in dollars determined as of the last business day of each calendar month (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest of such fund as of the previous valuation date.

INVESTMENT PROGRAMS

Participants select their desired investment funds upon joining the Plan. Participants may direct that their past and future contributions, employer contributions and earnings on such contributions be invested in one of the Funds or in increments of 25% in any of the Funds. Participants may also elect to change the investment direction of their contributions four times a year as of January 1, April 1, July 1, and October 1, upon giving the required notice.
Such a change only affects the investment of the participant's contributions and employer contributions received by the Plan after the effective date of the change.

Transfers into and out of the Fixed Income Fund will be made on a prorated basis of 75%-25% from both the Transamerica contract and the Metropolitan contract, respectively. Participants having an account balance invested in the Fixed Income Fund may transfer their balance out of that Fund only if no more than 20% of the total value of the Transamerica contract on November 1 of the prior year is transferred or distributed for all participants exceeds 20%, then the amount elected to be transferred or distributed by each individual will be reduced on a prorata basis until the total amount transferred by all participants is reduced to 20% of the value of the assets invested in the Transamerica contract as of the end of the prior year. Transfers from the Metropolitan contract are limited to the extent that the total transfer at any given time must be on a 75%-25% basis from the Transamerica and Metropolitan contracts, respectively.

               Investment Plan for Employees of Mallinckrodt Group Inc.

1.  DESCRIPTION OF THE PLAN (CONTINUED)

A participant may change the amount of payroll deduction or salary reduction twice a year, as of January 1 and July 1, upon giving the required notice.

VESTING AND PARTICIPATION

All Plan members are fully vested. Employees who are eligible to join the Plan may elect to do so on the first January 1 or July 1 following their initial date of employment.

WITHDRAWALS

The Plan does permit participants to withdraw various portions, or in certain instances, their entire account balance in the Plan under limited circumstances. However, these rights of withdrawal are limited and carry, in certain cases, suspension of participation penalties.

Participants may withdraw their entire interest in the Plan without penalty upon termination of their employment or upon reaching age 59 1/2 or becoming disabled as defined in the Plan.

Except as noted above, amounts contributed through salary deferrals, as well as earnings thereon, may not be withdrawn while a participant is employed by the Company except under certain conditions of financial hardship. In such instances, salary deferrals may be withdrawn; however, as a penalty, the participant is suspended from participation for at least 12 months.

Participants may also withdraw after-tax and employer contributions without penalty upon demonstration of financial hardship. Or, these amounts may be withdrawn for any purpose in which case the participant would also incur a suspension of participation for 12 months.

Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

DISTRIBUTION UPON TERMINATION OF EMPLOYMENT OR RETIREMENT

Upon termination of employment with Mallinckrodt and its affiliates, Plan participants are entitled to receive a complete distribution of their entire account balance in the Plan.

               Investment Plan for Employees of Mallinckrodt Group Inc.

1.  DESCRIPTION OF THE PLAN (CONTINUED)

All participants who terminate their employment with vested account balances whose value exceeds $3,500 are eligible to defer receipt of any distribution from the Plan until January 31 of the year following termination or no later than the April 1 following their attainment of age 70 1/2. If long-term deferral is elected, the participant's account is transferred to the fixed income fund. The accounts of participants electing short-term deferral remain invested in the investment funds selected by the participants until distribution on January 31 following termination of employment.

Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) in substantially equal annual installments not to exceed ten, and (2) make any election for the method of distribution in the event of their death prior to total distribution. The beneficiary of a retired participant is permitted, in the event of the latter's death, to change the form of payment election made by the deceased participant.

Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan account exceeds $3,500 will be permitted to defer receipt of their Plan distribution as provided above, except that distribution will be received in a lump sum only.

LOANS TO PARTICIPANTS

Participants in the Plan may be granted loans from their Plan accounts subject to certain terms, maximum dollar amounts, or Plan account balance limits and other rules as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Rather, the interest paid by the particiant on the loan is credited to the participant's account. Loans are accounted for in the Administrative Account in the Statement of Net Assets Available for Benefits. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income, determined at the prime rate, are credited to the borrowing participant's account. The rate of interest charged for the term of a loan is the prime rate quoted in The Wall Street Journal on the first business day of the month in which the loan is approved. Loan repayments are made by monthly payroll deductions. Loan repayments are invested in the same manner as current contributions, except that repayments related to loans outstanding prior to August 1990 may continue to be invested in the Fund or Funds out of which the loans were originally taken.

               Investment Plan for Employees of Mallinckrodt Group Inc.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

All investments are carried at fair value, except the group fixed annuity contracts which are carried at contract value. The group fixed annuity contracts generally provide that upon termination the contracts will be paid at market value which may be lower or higher than contract value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares or units of the mutual fund investments and The Northern Trust Company Collective Short-Term Investment Fund is the net asset value of those shares or units as computed by the respective funds.

CONTRIBUTIONS

Contributions from participants are recorded monthly when due from Mallinckrodt. Contributions by Mallinckrodt are accrued monthly based on the minimum contribution percentage (20%) required by the Plan. Any additional contributions by Mallinckrodt are made following approval by its Board of Directors.

SECURITY TRANSACTIONS

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed).

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

RECLASSIFICATION

Certain prior year balances have been reclassified to conform to the current year's treatment.

               Investment Plan for Employees of Mallinckrodt Group Inc.
                    Notes to Financial Statements (Continued)

3.  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENT ASSETS

The components of the net appreciation (depreciation) in fair value of investment assets for the years ended June 30, 1994 and 1993 were as follows:

                                                        June 30, 1994
                                       -------------------------------------------------------
                                                    Mallinckrodt    Balanced       S&P 500
          Security Type                  Total       Stock Fund       Fund       Index Fund
- ---------------------------------------------------------------------------------------------
Mallinckrodt Group Inc. Common Stock   $ 1,640,226    $ 1,640,226   $         -   $        -
Mutual funds:
   Vanguard Index Trust--500 Portfolio    (203,735)             -             -     (203,735)
  Vanguard/Wellesley Income Fund        (1,351,084)             -    (1,351,084)           -
                                       -------------------------------------------------------
Net appreciation (depreciation) in
fair value of investment assets        $    85,407    $ 1,640,226   $(1,351,084)   $(203,735)
                                       -------------------------------------------------------
                                       -------------------------------------------------------

                                                           June 30, 1993
                                       -------------------------------------------------------
                                                    Mallinckrodt    Balanced       S&P 500
          Security Type                  Total       Stock Fund       Fund        Index Fund
- ----------------------------------------------------------------------------------------------
Mallinckrodt Group Inc. Common Stock   $(1,671,941)   $(1,671,941)  $      -      $      -
Mutual funds:
  Vanguard Index Trust--500 Portfolio      961,463              -          -       961,463
  Vanguard/Wellesley Income Fund           921,870              -   $921,870             -
                                       -------------------------------------------------------
Net appreciation (depreciation) in
 fair value of investment assets       $   211,392    $(1,671,941)  $921,870      $961,463
                                       -------------------------------------------------------
                                       -------------------------------------------------------

4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                       June 30
                                              1994                  1993
                                          -----------------------------------
Net assets available for benefits
 per the financial statements              $149,639,411         $126,630,123
Amounts allocated to withdrawing
  participants                               (2,254,721)          (2,918,904)
                                          -----------------------------------
Net assets available for benefits
 per the Form 5500                         $147,384,690         $123,711,219
                                          -----------------------------------
                                          -----------------------------------

                                                                              13

               Investment Plan for Employees of Mallinckrodt Group Inc.
                    Notes to Financial Statements (Continued)

4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)
Amounts allocated to withdrawing participants by fund option are as follows:


                                                       June 30
                                              1994                 1993
                                          -----------------------------------
Mallinckrodt stock fund                    $  349,453           $  661,308
Fixed income fund                           1,395,666            1,379,795
Balanced fund                                 272,239              441,853
S&P 500 index fund                            237,363              435,948
                                          -----------------------------------
                                           $2,254,721           $2,918,904
                                          -----------------------------------
                                          -----------------------------------



The following is a reconciliation of cash and stock distributed to participants per the financial statements to the Form 5500:

                                                                     Year ended
                                                                       June 30
                                                                         1994
                                                                    ------------
Cash and stock distributed to participants per the
 financial statements                                              $14,620,505
Add:  Amounts allocated to withdrawing participants
 at June 30, 1994                                                    2,254,721
Less:  Amounts allocated to withdrawing participants
 at June 30, 1993                                                   (2,918,904)
                                                                   ------------
Cash and stock distributed to participants per the Form 5500       $13,956,322
                                                                   ------------
                                                                   ------------

5.  FEDERAL INCOME TAX STATUS

On February 10, 1986, the Internal Revenue Service advised that the Plan, as amended through amendment number eleven and restated effective July 1, 1985, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Group Inc., as amended, established thereunder is exempt from Federal income taxation under Section 501(a). Since that time, the Plan has been amended, among other reasons, to comply with changes required by the Tax Reform Act of 1986. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                             SUPPLEMENTAL SCHEDULES

               Investment Plan for Employees of Mallinckrodt Group Inc.

                       Assets Held for Investment Purposes

                                  June 30, 1994


                                                                             Fair
Description                             Number of Shares       Cost          Value
- --------------------------------------------------------------------------------------
Mallinckrodt Group Inc.
  Common stock                            744,176 shares   $ 20,185,788   $ 24,185,720

Vanguard Index Trust-
  500 Portfolio                           355,963 shares     13,925,571     14,882,833

Vanguard/Wellesley Income Fund          1,084,734 shares     19,920,759     19,210,639

Group fixed annuity contracts:
  Transamerica Occidental Life
    Insurance Company
      GAC #005100200                                         58,599,282     58,599,282
      GAC #5100202                                                4,718          4,718

  Metropolitan Life Insurance Company
      GAC #12826                                             14,801,173     14,801,173

The Northern Trust Company
  Collective Short-Term Investment
    Fund                                                        866,736        866,736
                                                           ---------------------------
Total investments                                          $128,304,027   $132,551,101
                                                           ---------------------------
                                                           ---------------------------


Loans to participants                                      $  5,427,857   $  5,472,857
                                                           ---------------------------
                                                           ---------------------------


               Investment Plan for Employees of Mallinckrodt Group Inc.

                             Reportable Transactions

                            Year ended June 30, 1994


                                  Purchases             Sales
                              ----------------  ---------------------------       Net Gain
        Description           Number     Cost   Number    Proceeds     Cost        (Loss)
- ------------------------------------------------------------------------------------------
CATEGORY (iii) SERIES OF SECURITIES TRANSACTIONS

The Northern Trust Company
  Collective Short-Term
  Investment Fund (1)           295   $33,421,219  233  $34,096,625  $34,096,625  $      -

Mallinckrodt Group Inc. Common
  Stock                          17     4,580,649   14    1,643,223    1,373,265   269,958

Vanguard Index Trust --
  500 Portfolio                  27     3,809,929    7    1,249,446    1,105,228   144,218

Vanguard/Wellesley Income Fund   33     8,925,201    5      726,670      667,197    59,473

Group fixed annuity contract with
  Transamerica Occidental Life
  and Annuity Company (1)
    GAC #005100200               34    12,389,805   32    4,610,828    4,610,828         -
    GAC #5100202                  4       323,897   11    2,244,942    2,244,942         -
    GAC #51006                    -             -    1    3,493,805    3,493,805         -

Group fixed annuity contract with
  Metropolitan Life Insurance
  Company (1)
    GAC #12826                   25     2,455,216    1    1,343,832    1,343,832         -

Notes:
 (1) Due to the nature of these transactions, no gain or loss on disposition is recognized.
 (2) There were no category (i), (ii), or (iv) reportable transactions during the year ended June 30, 1994.


                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-94151) pertaining to the Investment Plan for Employees of Mallinckrodt Group Inc. and in the related Prospectus of our report dated October 24, 1994, with respect to the financial statements and schedules of the Investment Plan for Employees of Mallilnckrodt Group Inc. included in this Annual Report
(Form 11-K) for the year ended June 30, 1994.

                                                            ERNST & YOUNG LLP

Chicago, Illinois
December 19, 1994